March 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revolution Healthcare Acquisition Corp.
Registration Statement on Form S-1
Filed March 1, 2021, as amended
File No. 333-253729

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Revolution Healthcare Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on March 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 300 copies of the Preliminary Prospectus dated March 1, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag Surti
Name: Chirag D. Surti
Title: Vice President

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